Filed by Rockville Financial, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: United Financial Bancorp, Inc.

SEC Registration Statement No.: 000-52947

Journal Inquirer

Rockville Bank to stay course in merger

Posted: Saturday, November 30, 2013 12:30 am

Rockville Bank to stay course in merger By Howard French Journal Inquirer | 0 comments

The top executives at both Rockville and United banks say there should be no angst among residents about how the pending merger of the two companies will affect customers, employees, and their respective communities.

Rockville and United plan to combine into a single company in the middle of 2014 and will operate under the United Bank name, with headquarters in Glastonbury.

The banks’ existing executive offices in West Springfield and South Windsor will survive as secondary operations.

Both pitch themselves as community banks, and they say the merger is the best way for smaller banks to thrive under increasing bank regulation and competition from the mega-banks.

The banks describe the moves as a “merger of equals” — although the resulting bank’s stock will be owned 51 percent by United shareholders, operate under the United name, and have a carryover United director, Robert A. Stewart, as chairman of the board of directors.

Rockville Bank CEO William H.W. Crawford will become the combined banks’ top executive, and United CEO Richard B. Collins will serve as a consultant for a year before retiring.

Bank officials also have acknowledged that some jobs will be cut as back office functions are consolidated, and as many as four branches will close in towns where the two banks both have offices.

But Crawford and Collins said in an interview this week that customers will continue to see many of the same employees they’ve become accustomed to doing business with at their favorite branches.

“Change is inevitable,” Collins says, but adds that those changes will be “benign.”

Crawford says the merged banks will continue to offer a hometown touch. For example, customers who have their mortgages with either bank will continue to have them serviced by the new United Bank.

“We will continue to stress great customer service,” Crawford says.

Collins adds, “Our values are very much the same,” with both banks “laser-focused” on customer service and commitment to the communities in which they operate.

The new United, like Rockville Bank, will continue to be a Connecticut chartered bank, Crawford says. Deciding to place the headquarters in Glastonbury, he said, was partly a function of the desire to keep the head office in the state, while also accommodating a growing workforce.

Both executives say that expansion of the combined bank will continue along the lines of each bank’s recent growth direction; Rockville moving further into the New Haven County market and United growing beyond the Springfield and Worcester markets east toward Boston.

Neither Crawford nor Collins would speculate on where branches may close. But Crawford said Rockville Bank’s grocery store branches, inside Big Y Supermarkets, have been successful.

Brick-and-mortar branches also “will have their place” in the scheme of things, he says, while adding “we won’t need as many as we used to.”

That’s because customer preference in recent years has been toward mobile and Internet banking, Crawford adds.

The two executives also cite the following as examples of the commitment to local communities that they expect to continue as they merge to create a single bank:

•	From January through December 2012, the Rockville Bank Foundation made its largest total annual donation of more than $560,000 to 250 local not-for-profit organizations and foundations, as well as continuing to award local high school seniors with student scholarships and vocational awards. That was up from a total award in 2011 of $300,000.

•	United Bank, which in 2012 acquired formerly Enfield-based New England Bank, has posted approximate annual giving in Connecticut of $100,000 from its United Bank Foundation as well as an additional $80,000 in non-foundation community giving.

Since it was established in 2005 the United Bank Foundation has given more than $2 million to nonprofit organizations and causes in Massachusetts as well as in Connecticut.